

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2014

Via E-mail
Kevin Cassidy
Chief Executive Officer
U.S. Rare Earths, Inc.
5600 Tennyson Parkway, Suite 240
Plano, Texas 75024

> **Re:** **U.S. Rare Earths, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed April 15, 2014**
> **Form 10-Q for the Quarterly Period Ended March 31, 2014**
> **Filed May 15, 2014**
> **File No. 0-31199**

Dear Mr. Cassidy:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Cautionary Note Regarding Forward-Looking Statements, page 3

1.   We note your reference to the Private Securities Litigation Reform Act. Please delete all reference to this safe harbor. It is inapplicable in this context, because the company is an issuer of penny stock. See Section Section 21E(b)(1)(C) of the Exchange Act.

Business and Properties, page 6

Company History and Structure, page 6

2.   Please revise to clarify the basis of the statement that the minerals claims held by Seaglass Holding Corp are located "on, near, or adjacent to anomalous features believed to contain rare earth elements."

Rare Earth Element Prices, page 11

3.   Please revise to clarify the basis of the statement that "the results of our exploration to date and prior exploration activity on our prospects cause us to believe that these opportunities are worth pursuing."

Montana and Idaho, page 12

4.   We note your statement that you hold 600 claims on 14,000 acres in this section and elsewhere in your filing. However you only describe 616 mining claims related to 12,188 acres in your filing. Please address this variance in your amended filing and reconcile to your Form S-1.

5.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.
- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.
- A north arrow.
- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.
- A title of the map or drawing, and the date on which it was drawn.
- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Last Chance, page 14

6.   Please revise your filing and disclose the following information for each of your material properties:

- The nature of your ownership or interest in the property.
- A description of all interests in your properties, including the terms of all underlying agreements and royalties.
- Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.
- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.
- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.
- The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7. In addition, for those properties that are not material to your company, please include a statement to that effect in your property description.

7. We note your Last Chance mining claims average 21.36 acres in size, which is larger than the maximum allowed for unpatented lode claims. Please revise your filing to addresses this variance.

8. Please revise your filing and disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.
- Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.
- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.
- A description of any work completed on the property and its present condition.
- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
- A description of equipment, infrastructure, and other facilities.
- The current state of exploration of the property.
- The total costs incurred to date and all planned future costs.
- The source of power and water that can be utilized at the property.
- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

9.   We note you disclose previous mining activities on your mineral properties. Please
        elaborate on any surface disturbance or contamination issues found on the surface or in
        the groundwater due to historical mining activities. The extent and significance of the
        disturbance/contamination, as well as your plans to remediate the site, should be clear.

10.   It appears you should also expand your disclosure concerning the exploration plans for
        the properties to address the following points.

        •   Disclose a brief geological justification for each of the exploration projects
            written in non-technical language.
        •   Give a breakdown of the exploration timetable and budget, including estimated
            amounts that will be required for each exploration activity, such as geophysics,
            geochemistry, surface sampling, drilling, etc. for each prospect.
        •   If there is a phased program planned, briefly outline all phases.
        •   If there are no current detailed plans to conduct exploration on the property,
            disclose this prominently.
        •   Disclose how the exploration program will be funded.
        •   Identify who will be conducting any proposed exploration work, and discuss what
            their qualifications are.

11.   Detailed sampling provides the basis for the quality estimate or grade of your mineral
        discovery. Please provide a brief description of your sample collection, sample
        preparation, and the analytical procedures used to develop your analytical results. In
        addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you
        have developed for your exploration program. These procedures would serve to inform
        potential investors regarding your sample collection and preparation, assay controls,
        sample custody, assay precision and accuracy procedures and protocols.

Risk Factors, page 20

12.   Please disclose whether your officers and/or directors have visited your claims, and if so,
        when and for how long. If they have not visited your claims, please add to your related
        risk factor disclosure.

Our management has concluded that we have material weaknesses, page 21

13.   Please revise, here or elsewhere, to clarify what steps are being taken to remedy these
        weaknesses.

Estimates of mineralized material are based on interpretation and assumptions. . ., page 23

14.   Please clarify what is meant by "current estimates" of mineralized material. Tell us in
        your response what types of estimates you have previously made and where you have
        made them.

Risk Factors, page 20

15.   Please disclose whether your officers and/or directors have visited your claims, and if so, when and for how long. If they have not visited your claims, please add to your related risk factor disclosure.

Estimates of mineralized material are based on interpretation and assumptions. . ., page 23

16.   Please clarify what is meant by "current estimates" of mineralized material. Tell us in your response what types of estimates you have previously made and where you have made them.

Our management has concluded that we have material weaknesses, page 24

17.   Please revise, here or elsewhere, to clarify what steps are being taken to remedy these weaknesses.

Certain Relationships and Related Transactions, page 57

18.   Describe the reasons behind the dispute between the parties affiliated with Mr. Lattimore and the parties affiliated with Mr. Cassidy.

19.   Please state whether or not the board determined that the terms of each transaction were no less favorable to the company than could be obtained from an unrelated party.

Form 10-Q for the Quarterly Period Ended March 31, 2014

Consolidated Financial Statements for the Quarter Ended March 31, 2014

Notes to Financial Statements

Accrued Employee Taxes, page 12

20.   Please disclose in future filings why the Company has not accrued potential interest or penalties for unremitted FICA payroll taxes due to the IRS for years ended December 31, 2011 through 2013, and advise us.

21.   If material, please disclose the amount of unrecorded stock-based compensation to officers, employees and independent contractors for the years ended December 31, 2013 and 2012. Further, please confirm that all stock-based compensation to Board members, officers, employees, and independent contractors was recognized in your financial statements for fiscal years 2012 and 2013.

Note 7. Other Current Liabilities, page 10, and
Note 8. Related Party Transactions, Repurchase Options, page 15

22.   Please disclose in future filings how the Company intends to satisfy the remaining $924,000 balance due and payable for share repurchase agreements entered into with former shareholders during the year ended December 31, 2013. We note the Company made payments totaling $1,344,999 during the quarter ended March 31, 2014 and only has remaining cash on hand of $115,825.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions relating to comments regarding the financial statements. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Jeffrey J. Fessler
        Sichenzia Ross Friedman Ference LLP